UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-35976

Luxoft Holding, Inc
(Translation of registrant’s name into English)

Gubelstrasse 24

6300 Zug, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

EXPLANATORY NOTE

On August 15, 2018, Luxoft Holding, Inc (the “Company”) issued a press release entitled “Luxoft Reports Results for First Quarter Fiscal 2019”. A copy of this press release is furnished as Exhibit 99.1 herewith. In addition, the accompanying slide presentation is furnished as Exhibit 99.2 herewith.

Other than as indicated below, the information in this Form 6-K (including in Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The condensed consolidated balance sheets, the GAAP financial information contained in the condensed consolidated statements of income and the condensed consolidated statement of cash flows contained in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-208962, 333-200679 and 333-190301).

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated August 15, 2018 titled “Luxoft Holding, Inc Reports Results for Three Months Ended June 30, 2018”

99.2	Slide presentation accompanying the press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: August 15, 2018	By:	/s/ Dmitry Loshchinin
		Name:	Dmitry Loshchinin
		Title:	Chief Executive Officer

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